SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 24, 2008 (Date of earliest event reported)

Commission File No.: 0-25969

RADIO ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5900 Princess Garden Parkway,
7th Floor
Lanham, Maryland 20706
(Address of principal executive offices)

(301) 306-1111
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01.   **Entry into Material Agreement.**

On March 24, 2008, Radio One, Inc. issued a press release announcing the sale of KRBV-FM, its radio station in Los Angeles, to Bonneville International Corporation, the Salt Lake City based broadcast and communications company. The transaction price is approximately $137.5 million. The transaction is expected to close during the second quarter of 2008. A copy of the Asset Purchase Agreement is attached hereto as Exhibit 10.1. A copy of the press release is attached as Exhibit 99.1.

ITEM 8.01.   **Other Events**

On March 24, 2008, Radio One, Inc. issued a press release announcing that its Board of Directors authorized a stock repurchase program for up to $150 million of Radio One's Class A and Class D common stock through December 31, 2009. The amount and timing of repurchases will be based on pricing, general economic and market conditions, certain restrictions contained in agreements governing Radio One's bank credit facilities and subordinated debt and certain other factors. The repurchase program does not obligate Radio One to repurchase any of its common stock and may be discontinued or suspended at any time. A copy of the press release is attached as Exhibit 99.1.

Statements in this Form 8K which are other than historical facts are intended to be "forward-looking statements" within the meaning of the Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and other related laws. While the Company believes such statements are reasonable, the actual results and effects could differ materially from those currently anticipated. In providing forward-looking statements, the Company is not undertaking any duty or obligation to update these statements publicly as a result of new information, future events or otherwise.

ITEM 9.01.   **Financial Statements and Exhibits.**

(c) Exhibits

Exhibit Number	Description
10.1	Asset Purchase Agreement by and among Radio One, Inc. and Radio One Licenses, LLC, as Sellers, and Bonneville International Corporation and Bonneville Holding Company, as purchasers, dated March 24, 2008
99.1	Press release dated March 24, 2008: Radio One, Inc. Announces the Sale of KRBV-FM in Los Angeles, California and Board Approval of Stock Repurchases

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

	RADIO ONE, INC.
	/s/ Peter D. Thompson
March 25, 2008	Peter D. Thompson
	Chief Financial Officer and Principal Accounting Officer

ASSET PURCHASE AGREEMENT

by and among

RADIO ONE, INC. and
RADIO ONE LICENSES, LLC,

as Sellers

and

BONNEVILLE INTERNATIONAL CORPORATION and
BONNEVILLE HOLDING COMPANY

as Buyers

March 24, 2008

TABLE OF CONTENTS

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (**"Agreement"**) is made as of the 24ᵗʰ day of March, 2008, by and among RADIO ONE, INC., a Delaware corporation (**"Radio One"**), RADIO ONE LICENSES, LLC, a Delaware limited liability company (**"Licensee,"** and together with Radio One, **"Sellers"**), BONNEVILLE INTERNATIONAL CORPORATION, a Utah corporation (**"BIC"**), and BONNEVILLE HOLDING COMPANY, a Utah non-profit corporation (**"BHC,"** and together with BIC, **"Buyers"**). Reference herein to a "*Party*" or the "*Parties*" shall refer, on the one hand, to the Buyers, and on the other hand, to the Sellers. Capitalized terms shall have the meanings ascribed to them in Article 13 of this Agreement.

RECITALS

WHEREAS, Radio One operates radio station KRBV(FM), licensed to Los Angeles, California (the "*Station*"), and Licensee is the holder of the license and authorizations issued by the Federal Communications Commission (the "*FCC*") for the operation of the Station;

WHEREAS, subject to the terms and conditions of this Agreement, (i) Radio One desires to sell and BIC desires to purchase certain of the assets and property used in the operation of the Station, and (ii) Licensee desires to assign and BHC desires to assume Licensee's FCC licenses for the Station; and

WHEREAS, Sellers and Buyers are, simultaneously with the execution and delivery of this Agreement, entering into a Time Brokerage Agreement for the Station (the "*Time Brokerage Agreement*"), pursuant to which, on the Operational Commencement Date (defined below), BIC shall provide programming on the Station pending the Closing of the transaction contemplated in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants contained herein, Sellers and Buyers hereby agree as follows:

ARTICLE 1

ASSETS TO BE CONVEYED

1.1 *Transfer of Assets of the Station*. Subject to the terms and conditions set forth in this Agreement, Licensee hereby agrees to sell, assign, transfer, convey and deliver to BHC on the Closing Date those items listed in subsection (a) below and Radio One hereby agrees to sell, assign, transfer, convey and deliver to BIC on the Closing Date those items listed in subsections (b) through (g) below, together with any replacements thereof and additions thereto between the date of this Agreement and the Closing Date, free and clear of all Liens, except as otherwise provided in this Agreement, but excluding the assets described in Section 1.2 (collectively, the *"Assets"*):

(a) All licenses, permits and other authorizations issued to Licensee by the FCC listed on Schedule 1.1(a) attached hereto, together with renewals or modifications thereof between the date hereof and the Closing Date (the "*FCC Licenses*");

(b) All right, title and interest held by Sellers in and to each lease or sublease (including all amendments, modifications or supplements) under which either Seller leases or subleases an interest in any real property listed in Schedule 1.1(b) (the **"Real Property"**), including but not limited to the Station's studio location, main transmitter site and each auxiliary or translator site (each a *"Real Property Lease"* and, collectively, the *"Real Property Leases")*;

(c) The towers, transmitters, antennas, receivers, spare parts and other tangible personal property owned by Sellers and located at the Station's main transmitter site and each auxiliary or translator site, together with all studio equipment, office equipment, office furniture, fixtures, materials and supplies, inventories, and other tangible personal property owned by Sellers and located at the Station's studio, including the items listed on Schedule 1.1(c), together with replacements thereof and additions thereto made between the date hereof and the Closing Date in accordance with the terms and provisions of this Agreement (collectively, the "*Personal Property*");

(d) All contracts (including the Real Property Leases) of Sellers listed on Schedule 1.1(d) hereto (the "*Assumed Contracts*");

(e) The Intellectual Property listed on Schedule 1.1(e);

(f) The Station's public inspection file, filings with the FCC relating to the Station, all records required by the FCC to be kept by the Station, all records relating to the Real Property and the Personal Property, and such technical information, engineering data, and, to the extent transferable, rights under manufacturers' warranties as they exist at the Closing and relate to the Assets being conveyed hereunder; and

(g) Sellers' proprietary information, technical information and data, operating manuals, books, studies, records, reports, ledgers, files, correspondence, maps, computer discs and tapes, plans, diagrams, blueprints and schematics, including filings with the FCC, relating to the technical operation of the Assets; provided, however, that Sellers may provide Buyers copies of any such items, if the original cannot be located or if it relates to Excluded Assets.

1.2 *Excluded Assets*. Except for the Assets specifically identified above (which identification, notwithstanding anything to the contrary set forth herein, shall control in the event of any disagreement with the definition of Excluded Assets below), no other assets shall be transferred to Buyers hereunder, including the following, which shall not be included in the Assets (collectively, the "*Excluded Assets*"):

(a) All cash, cash equivalents or similar investments such as certificates of deposit, treasury bills and other marketable securities on hand and/or in banks and deposits of either of the Sellers;

(b) All accounts receivable of Sellers arising from the operation of the Station prior to the Operational Commencement Date (as defined below) of the Time Brokerage Agreement (as defined below) (the "*Accounts Receivable*");

(c) Except as set forth in Section 12.12 (Casualty), any insurance policies, promissory notes, amounts due from employees, bonds, letters of credit, or other similar items, and any cash surrender value in regard thereto of either of the Sellers;

(d) Any pension, profit-sharing or cash or deferred (Section 401(k)) plans and trusts and assets thereof, or any other employee benefit plan or arrangement, and the assets thereof;

(e) Duplicate copies of such records as may be necessary to enable Sellers to prepare and file tax returns and reports, all original financial statements and supporting materials, all books and records that Sellers are required by law to retain, and all records of Sellers relating to the purchase and sale of the Assets;

(f) Any interest in and to any refunds of federal, state or local franchise, income or other taxes of the Sellers for periods prior to the Closing;

(g) All tangible and intangible personal property of Sellers related to the Station and disposed of or consumed between the date of this Agreement and the Closing in the ordinary course of business consistent with Section 7.1 hereof;

(h) The financial records, account books of original entry and general ledgers and all corporate records of each of the Sellers, including, but not limited to, tax returns and transfer books;

(i) All promotional, sales, marketing and programming agreements and materials related to the operation of the Station;

(j) All Intellectual Property used or held for use in the operation of the Station other than the Intellectual Property listed on Schedule 1.1(e);

(k) All assets used or held for use primarily in the operation of Sellers' other radio stations; and

(l) Any other assets identified on Schedule 1.2(l).

1.3 *Assumption of Liabilities and Obligations*. Subject to obligations already assumed under the Time Brokerage Agreement, BIC shall assume and undertake to pay, discharge and perform all obligations and liabilities of Sellers (as to the Assumed Contracts and other Assets (but not as to the Licenses)) and BHC shall assume and undertake to discharge and perform all obligations and liabilities of Licensee (as to the FCC Licenses) arising or accruing after the Closing. Buyers shall not assume (i) any obligation or liabilities under Assumed Contracts relating to the period prior to the Closing, (ii) any obligations or liabilities of Sellers which are unrelated to the Assets being sold hereunder, (iii) any obligations relating to employees of Sellers, (iv) any obligations relating to the Excluded Assets, (v) any federal, state or local franchise, income or other taxes of Sellers, or (vi) any other obligation or liability of either Seller.

1.4 *Time Brokerage Agreement; Call Sign Change*.

(a)   Simultaneously with the execution and delivery of this Agreement, the Sellers and BIC are entering into the Time Brokerage Agreement. BIC's programming of the Station under the Time Brokerage Agreement shall commence on the later of April 1, 2008 or that date which is two (2) business days after the expiration or termination of any waiting period applicable to the proposed transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "*HSR Act*") (the "*Operational Commencement Date*"). To the extent that any assets and liabilities are prorated under the Time Brokerage Agreement, any obligation of Sellers under this Agreement to prorate such assets or liabilities shall be deemed satisfied. Notwithstanding anything to the contrary contained in this Agreement or otherwise, Sellers shall not be deemed to have breached or failed to comply with any representations, warranties, covenants, or agreements with respect to the Station or the Assets if such breach or failure is caused by any act, omission or instruction of BIC under or in connection with the Time Brokerage Agreement or any activities or transactions by BIC in furtherance thereof or in connection therewith.

(b)   Buyer has selected (or shall select) new call letters for the Station and has notified (or shall notify) Sellers of its selection (the "*New Call Letters*"). Sellers shall make and diligently prosecute any such selection at the FCC (requesting the New Call Letters and that the New Call Letters will become effective as promptly as possible (i.e., seven (7) days from filing), but not earlier than the Operational Commencement Date) until the New Call Letters become effective (subject to any FCC denial or prior third-party filing for the New Call Letters), and shall implement such call letter change once such change has become effective. In the event that this Agreement terminates without a Closing, Sellers and Buyers will cooperate to change the call letters of the Station from the New Call Letters (which may remain with Buyers) to call letters selected by Sellers, and shall make application filing with the FCC to effect such change. The previous sentence will survive any termination of this Agreement.

1.5 *Allocation*. The Purchase Price shall be allocated based upon the fair market value of the Assets. Sellers and Buyers may each obtain an appraisal of the Assets prepared by Bond & Pecaro, Inc. using valuation methods of their choosing, and shall provide each other with a copy of any such appraisal, if obtained, as soon as reasonably possible following Closing and shall disclose to one another the allocation that each intends to use in their respective filings and the bases therefor. If Sellers and Buyers plan to use allocations that are inconsistent with one another, they will discuss such allocations for a period of up to 60 days following Closing (or such shorter time period sufficient to allow the Parties to file their tax returns when due) in an effort to reach an allocation upon which both agree. If a mutually agreeable allocation is not reached, then Buyers and Sellers shall each be free to use their own allocation in their respective filings.

ARTICLE 2

PURCHASE PRICE

2.1 *Purchase Price*. The purchase price for the Assets shall be One Hundred Thirty-Seven Million Five Hundred Thousand Dollars ($137,500,000) (the "*Purchase Price*"), payable in cash at the Closing, less that portion of the Escrow Amount (as defined below) simultaneously delivered to Sellers, and subject to the prorations set forth in Section 2.3, by wire transfer of immediately available funds to one or more accounts at banks or other financial institutions pursuant to wire transfer instructions that Sellers shall deliver to Buyers at least three (3) days prior to the Closing Date.

2.2 *Escrow of Purchase Price*. Simultaneously with the execution and delivery of this Agreement, Buyers will deposit Eleven Million Dollars ($11,000,000) (the "*Escrow Amount*") into escrow. The Escrow Amount shall be held and disbursed by Wilmington Trust NA (the "*Escrow Agent*"), pursuant to the terms of an Escrow Agreement in the form attached hereto as Exhibit "A" (the "*Escrow Agreement*"), which Escrow Agreement shall be signed by Sellers, Buyers and Escrow Agent simultaneously with the execution of this Agreement. At the Closing, the Parties shall cause the Escrow Amount to be paid to the Sellers and all interest accrued on the Escrow Amount to be paid to Buyers. Buyers and Sellers agree to give the Escrow Agent joint written instructions in accordance with the terms of this Agreement and the Escrow Agreement.

2.3 *Prorations*. Income and Expense Prorations. Subject to those prorations already made under the terms of the Time Brokerage Agreement, all income and expenses arising from the conduct of the business and operations of the Station shall be prorated between Buyers and Seller as of 12:01 a.m. local time on the Closing Date. Except as specifically addressed in the Time Brokerage Agreement, such prorations shall be based upon the principle that Sellers shall be entitled to all income earned and shall be responsible for all liabilities and obligations accruing in connection with the Station's operations until the Closing Date, and BIC shall be entitled to such income earned and be responsible for such liabilities and obligations accruing in connection with such operations thereafter. Such prorations shall include all ad valorem and other property taxes (but excluding taxes arising by reason of the transfer of the Assets as contemplated hereby, which shall be paid as set forth in Section 12.2 of this Agreement), deposits, utility expenses, liabilities and obligations under all Assumed Contracts, rents and similar prepaid and deferred items, and all other expenses attributable to the ownership and operations of the Station. All real estate taxes and personal property taxes, if any, shall be apportioned on the basis of the number of days that each Party owned or used the Real Property or Personal Property during the relevant tax year. The aggregate net adjustment amount determined in accordance with this Section is referred to herein as the "*Proration Amount*."

(a) Specific Prorations. Subject to those prorations already made under the terms of the Time Brokerage Agreement, and without limiting the generality of the foregoing Section 2.3(a):

(i) Sellers shall receive a credit for the unapplied portion, as of the Closing, of any security deposits made by Sellers under the Assumed Contracts; and

(ii) The Buyers shall receive a prorated credit for any FCC annual regulatory fees relating to the Station paid in arrears by the Buyers and any security deposits received by Sellers under the Assumed Contracts.

(b) Proration Notice. To the extent sufficient information is available regarding proration items as of the Closing Date, proration shall be made as of the Closing Date. Within ninety (90) days after the Closing Date, the Buyers shall deliver to Sellers in writing and in reasonable detail a good faith determination of the Proration Amount determined as of the Closing Date (the "*Proration Notice*"). Sellers shall provide reasonable assistance as requested by the Buyers in making such determination. Buyers shall provide Sellers backup documentation supporting the Buyers' preparation of the Proration Amount. If Sellers disagree with the Proration Amount determined by Buyers, Sellers shall so notify the Buyers in writing (the "*Proration Dispute Notice*") within thirty (30) days after the date of receipt of the Proration Notice, specifying in detail any point of disagreement and providing backup documentation supporting Seller's calculations. After the receipt of any Proration Dispute Notice, the Buyers and Sellers shall negotiate in good faith to resolve any disagreements regarding the applicable Proration Amount. If agreement is reached within thirty (30) days after the Buyers' receipt of the Proration Dispute Notice, then upon reaching such agreement, Sellers shall pay to the Buyers or the Buyers shall pay to Sellers, as the case may be, the Proration Amount in the manner provided in Section 2.3(c) below.

(c) Payment of Proration Amount. Each payment of the Proration Amount required hereunder shall be paid by wire transfer in immediately available funds to the account of the payee at a financial institution in the United States within five (5) business days of its final determination. Any payment not received by the Party entitled thereto within this period shall bear interest from such date until paid in full at a rate per annum equal to the prime rate in effect at the end of such period (as published in the Money Rates column of Eastern Edition of *The Wall Street Journal)* plus four percent (4%).

ARTICLE 3

CLOSING

       3.1 *Closing*. Subject to satisfaction or waiver of the conditions set forth in Sections 8.1 and 8.2 and subject to the provisions of Section 11.1, the closing (the "*Closing*") of the sale and purchase of the Assets shall take place at a mutually agreeable location or by electronic exchange of signatures and payments on a date mutually agreeable to Buyers and Sellers no later than the fifth (5th) business day after the date of the FCC Consent (defined below); provided that such date shall be no later than the Upset Date (defined below) (the "*Closing Date*").

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Seller, each as to itself and its Assets, represents and warrants jointly and severally to Buyers that, subject to the specific terms herein and to the disclosures in the schedules referenced in this Article 4 (the "*Schedule of Exceptions*"), the following representations and warranties are true and correct as of the date of this Agreement and will be true and correct as of the Closing Date:

4.1 *Organization and Standing.* Each Seller (a) is duly formed, validly existing and in good standing under the laws of the State of Delaware, (b) is qualified to do business in all jurisdictions where failure to do so would have a material adverse effect on the business of the Station, and (c) has all necessary power and authority to own, operate and lease its respective Assets and carry on the business of the Station.

4.2 *Authorization and Binding Obligation.* Each Seller has all necessary power and authority to enter into and perform its respective obligations under this Agreement and the documents contemplated hereby and to consummate the transactions contemplated hereby and thereby. This Agreement and the Time Brokerage Agreement have been, and each of the other documents contemplated hereby at or prior to Closing will be, duly executed and delivered by Sellers, and have been approved by all necessary corporate or other action. This Agreement constitutes (and each of the other documents contemplated hereby, when executed and delivered, will constitute) valid and binding obligations enforceable against Sellers in accordance with their terms, except as may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally or the availability of equitable remedies.

4.3 *Absence of Conflicting Agreements or Required Consents.* Except for the FCC Consents, HSR Clearance (defined below) and necessary consents to assignment indicated on Schedules 1.1(b) and 1.1(d), the execution, delivery and performance of this Agreement and the documents contemplated hereby by each of the Sellers, respectively, do not and will not: (a) violate any provisions of the organizational documents of such Seller; (b) violate any applicable law, judgment, order, ordinance, injunction, decree, rule, regulation or ruling of any court or governmental authority; (c) constitute a material default under, or accelerate or permit the acceleration of any performance required by the terms of any of the Assumed Contracts, assuming any necessary consents are obtained; and (d) create any claim, Lien or encumbrance upon any of the Assets, except in each of the above instances where such breach or default would not have a material adverse effect on the Assets or on the ability of the Sellers to consummate the transactions contemplated by this Agreement.

4.4 *Litigation*. Except as disclosed on Schedule 4.4, there are no claims, litigation, arbitrations or other legal proceedings pending or, to the Knowledge of Sellers, threatened against Sellers with respect to the Assets or operation of the Station, except where such claims, litigation, arbitrations or other legal proceedings could not reasonably be expected to have a material adverse effect on the financial condition of the Station or on the ability of the Parties to consummate the transactions contemplated by this Agreement.

4.5 *Station Licenses*.

(a) Schedule 1.1(a) contains a true and complete list of the FCC Licenses used or held for use in connection with the operation of the Station as currently operated. Licensee is the authorized legal holder of the FCC Licenses listed on Schedule 1.1(a). Except as set forth on Schedule 1.1(a), the FCC Licenses are in good standing and in full force and effect. The Station and the facilities of the Station are being and have been operated during Sellers' ownership and operation of the Stations in material compliance with the FCC Licenses, the Communications Act and all FCC rules and policies. Except as set forth on Schedule 1.1(a), the FCC Licenses are all of the FCC licenses, permits and authorizations required for the operation of the Station as presently operated.

(b) Except as set forth in Schedule 1.1(a), and except for proceedings affecting the radio broadcasting industry generally, (i) to the Knowledge of Sellers, there are no applications, petitions, complaints, investigations, notices of violations, notice of apparent liabilities, pending license terminations, forfeitures, proceedings or other actions pending or threatened from or before the FCC relating to the Station or the FCC Licenses, (ii) Sellers have not filed with the FCC any applications or petitions relating to the Station or the FCC Licenses which are pending before the FCC and (iii) there are no tolling or similar agreements with the FCC relating to the Station. Sellers and the Assets are in compliance with all rules and regulations of the Federal Aviation Administration applicable to the Station. Each antenna structure that is required to be registered with the FCC has been registered with the FCC. All material reports and other filings required by the FCC with respect to the Station have been properly and timely filed.

(c) The operation of the Station does not expose workers or others to levels of radio frequency radiation in excess of the "Radio Frequency Protection Guides" recommended in "American National Standard Safety Levels with Respect to Human Exposure to Radio Frequency Electromagnetic Fields 3 kHz to 300 GHz" (ANSI/IEEE C95.1-1992), issued by the American National Standards Institute, and renewal of the FCC Licenses would not constitute a "major action" within the meaning of Section 1.1301, *et seq.*, of the FCC's rules.

4.6 *Real Property*. The list of Real Property Leases set forth on Schedule 1.1(b) is a correct and complete list of all of the interests in real estate used in connection with the operation of the Station. Sellers have a valid leasehold interest in and to each Real Property Lease. Sellers have not received any notice (i) that either the whole or any portion of the Real Property is to be condemned, requisitioned or otherwise taken by any public authority, (ii) of violation by Sellers of restrictive covenants, deed restrictions or governmental requirements on the Real Property which have not been remedied, or (iii) of any violation by Sellers of any zoning or similar land use law or restriction, or of any proceedings which would cause the change, redefinition or other modification of the zoning classification. Sellers have not received any notice of any pending or threatened termination or impairment of access to the Real Property or discontinuation of sewer, water, electrical, gas telephone or other utilities or services to the Real Property. To the Knowledge of Sellers, the Real Property includes sufficient access to the Station's facilities from public roads without need to obtain any other access rights.

4.7 *Contracts*. Schedules 1.1(b) and 1.1(d) list all agreements with respect to the Station to be conveyed hereunder. Each of the Assumed Contracts is in full force and effect and is legally valid, binding and enforceable by Seller in accordance with their terms, except as limited by laws affecting creditor's rights or equitable principles generally. Except as disclosed on Schedule 1.1(d), neither Sellers nor, to the Knowledge of Sellers, any other party thereto is in any material respect in default under the Assumed Contracts.

4.8 *Compliance with Laws*. Except as set forth in <u>Schedule 4.8</u>, Sellers have complied in all material respects with, and are not in any material respect in violation of, applicable federal, state or local laws, statutes, rules, regulations or orders relating to the ownership and operation of the Station, except where such violation would not have a material adverse effect on the Assets or on the ability of the Parties to consummate the transactions contemplated by this Agreement. Sellers have not received any notice asserting any material noncompliance with any applicable statute, rule or regulation, relating to the Assets or in connection with the operation of the Station. There is no pending or, to the Knowledge of each of the Sellers, threatened investigation, audit, review or other examination of the Station, and Sellers are not subject to any order, agreement, memorandum of understanding or other regulatory enforcement action or proceeding with or by the FCC or any other federal or state governmental agency having supervisory or regulatory authority with respect to the Station or the Assets.

4.9 *Governmental Consents*. Except for the FCC Consent and the HSR Clearance (defined below), the execution, delivery and performance by the Sellers of this Agreement and the other documents contemplated herein, and the consummation by the Sellers of the transactions contemplated hereby and thereby, do not and will not require the authorization, consent, approval, exemption, clearance or other action by or notice or declaration to, or filing with, any court, administrative or other governmental body.

4.10 *Taxes*. All federal, state, local and other Tax returns, reports and declarations required to be filed by the Sellers have been filed or caused to be filed, and all Taxes (including, but not limited to, income, franchise, sales, use, unemployment, personal property, real property, withholding, social security and workers' compensation taxes and estimated income and franchise tax payments, penalties and fines) reflected as due on such returns, reports or declarations (whether or not shown on such returns, reports or declarations), or pursuant to any assessment received in connection with such returns, reports or declarations have been paid, the non-filing or non-payment of which is reasonably likely to have a material adverse impact on the Assets. To the Knowledge of the Sellers, (i) all such returns, reports and declarations are true, complete and correct in all material respects; (ii) no deficiency in payment of any Taxes related to the Assets for any period has been asserted by any taxing authority which remains unsettled as of the date hereof, no written inquiries have been received from any taxing authority with respect to possible claims for taxes or assessments on the Assets, and there is no basis for any additional claims or assessments for Taxes on the Assets, the consequences of which, in each case, is reasonably likely to have a material adverse impact on the Assets.

4.11 *Reports*. All reports and statements that either of the Sellers are required to file with the FCC in respect of the Station have been filed, and all reporting requirements of the FCC have been complied with in all material respects.

4.12 *Environmental Matters*. In respect of the Real Property:

(a) Neither Seller has received any notice from any governmental authority that the Sellers have ever been in violation or alleged violation of any judgment, decree, order, law, license, rule or regulation pertaining to environmental matters, including those arising under the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 as amended, the Superfund Amendments and Reauthorization Act of 1986, the Federal Water Pollution Control Act, the Solid Waste Disposal Act, as amended, the Federal Clean Air Act, the Toxic Substances Control Act, or any federal, state or local statute, regulation, ordinance, order or decree relating to the environment (hereinafter collectively "*Environmental Laws*") at the Real Property;

(b) Neither Seller has received written notice from any third party, including any federal, state or local governmental authority, that any hazardous waste, as defined by 42 U.S.C. § 6903(5), any hazardous substance, as defined by 42 U.S.C. § 9601(33), or any toxic substance, oil or hazardous material, asbestos containing material or other hazardous chemical or hazardous substance regulated by any Environmental Laws (collectively, "*Hazardous Substances*") is or has been used or stored at the Real Property by either Seller in material violation of Environmental Laws, and the only Hazardous Substances used or stored at the Real Property by Sellers are used in connection with the Station's transmission facilities, customary oils and fuel used in connection with the Station's generator, if any;

(c) Neither Seller has used any portion of any of the Real Property for the handling, manufacturing, processing, storage or disposal of Hazardous Substances in material violation of applicable Environmental Laws related to the Real Property;

(d) Neither Seller has released (i.e., any past or present releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, disposing or dumping) Hazardous Substances on, upon, into or from any of the Real Property in material violation of applicable Environmental Laws;

(e) Sellers have complied in all material respects with all Environmental Laws in respect of the Real Property; and

(f) To Seller's Knowledge (without investigation), the Real Property is not subject to any order from or agreement with any governmental authority or private party regarding any Environmental Laws.

4.13 *Broker's Fees*. Neither of the Sellers, nor any person or entity acting on either of the Seller's behalf, has agreed to pay a commission, finder's fee or similar payment in connection with this Agreement or any matter related hereto to any person or entity, and no person or entity is entitled to any such payment from either of the Sellers in connection with the transactions contemplated by this Agreement, other than a payment owed by Sellers to Star Media Group pursuant to a separate agreement with them. The Sellers shall indemnify and hold harmless the Buyers for any payment due to Star Media Group or any other broker claiming by, through or under Sellers in connection with the transaction contemplated by this Agreement.

4.14 *Insurance*. Sellers maintain insurance policies or other arrangements with respect to the Station and the Assets consistent with its practices for other stations, including coverage of all buildings, towers, antennas, dishes, transmission lines, transmitters and other Assets used in the operation of the Station, and will maintain such policies or arrangements until the Closing. Sellers have not received notice from any issuer of such policies of its intention to cancel, terminate or refuse to renew any policy issued by it with respect to the Station and the Assets. Set forth on Schedule 4.14 is a true and correct summary of the property insurance policies or arrangements with respect to the Station and the Station Assets.

4.15 *Personal Property*. Schedule 1.1(c) contains a list of material items of Personal Property included in the Assets. Sellers have good and marketable title to the Personal Property free and clear of Liens. All items of Personal Property are in good operating condition, ordinary wear and tear excepted and are suitable for the purpose for which such items are presently used. The Assets include all the assets necessary to conduct the broadcasting operations of the Station in all material respects as currently operated by Sellers other than personnel, Excluded Assets and agreements that are not Assumed Contracts.

4.16 *Disclaimer of Warranties*. EXCEPT AS OTHERWISE SPECIFICALLY SET FORTH HEREIN, THE ASSETS ARE BEING SOLD "**AS-IS, WHERE-IS**" AND SELLERS MAKE NO REPRESENTATIONS OR WARRANTY WITH REGARD TO THE SAME. THIS DISCLAIMER OF WARRANTIES, INCLUDES, BUT IS NOT LIMITED TO, WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

4.17 *Buyers' Representations and Warranties*. Sellers have not relied on or been induced to enter into this Agreement by any statement, representation or warranty other than those expressly set forth in Article 5 of this Agreement.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF BUYERS

Each Buyer represents and warrants jointly and severally to Sellers that the following representations and warranties are true and correct as of the date of this Agreement and will be true and correct as of the Closing Date:

5.1 *Organization and Standing*. BIC is a corporation and BHC is a non-profit corporation, both of which are formed, validly existing and in good standing under the laws of the State of Utah. As of the Closing Date, each Buyer will be qualified to do business in all jurisdictions where the failure to so qualify would have a material adverse effect on its business.

5.2 *Authorization and Binding Obligation*. Each Buyer has all necessary power and authority to enter into and perform its obligations under this Agreement and the documents contemplated hereby and to consummate the transactions contemplated hereby and thereby. This Agreement and the Time Brokerage Agreement have been, and each of the other documents contemplated hereby at or prior to Closing will be, duly executed and delivered by Buyers, and have been approved by all necessary corporate action. This Agreement constitutes (and each of the other documents contemplated hereby, when executed and delivered, will constitute) valid and binding obligations enforceable against Buyers in accordance with their terms, except as may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally or the availability of equitable remedies.

5.3 *Absence of Conflicting Agreements or Required Consents*. Except for the FCC Consents and the HSR Clearance, the execution, delivery and performance of this Agreement by Buyers does not and will not: (a) violate any provision of either of the Buyers' organizational documents; (b) require the consent of any governmental authority; (c) violate any material law, judgment, order, injunction, decree, rule, regulation or ruling of any governmental authority; and (d) either alone or with the giving of notice or the passage of time or both, conflict with, constitute grounds for termination or acceleration of, or result in a breach of the terms, conditions or provisions of, or constitute a default under, any agreement, lease, instrument, license or permit to which either of the Buyers is now subject.

5.4 *Absence of Litigation*. There is no claim, litigation, arbitration or proceeding pending or, to the Knowledge of Buyers, threatened, before or by any court, governmental authority or arbitrator relating to Buyers that seeks to enjoin or prohibit, or that could hinder or impair, the Buyers' performance of their obligations under this Agreement.

5.5 *FCC Qualifications*. To Buyers' Knowledge, BHC is qualified under the Communications Act of 1934, as amended (the "***Communications Act***") and the rules and regulations of the FCC, including without limitation the multiple ownership rules, as in effect on the date hereof, to be an assignee of the FCC Licenses. Buyers are not aware of any fact that would, under present law (including published policies of the FCC), disqualify BHC from being the assignee of the Station or that would delay FCC approval of the assignment of the FCC Licenses.

5.6 *Broker's Fees*. Neither of the Buyers nor any person or entity acting on either of the Buyers' behalf has agreed to pay a commission, finder's fee or similar payment in connection with this Agreement or any matter related hereto to any person or entity, and no person or entity is entitled to any such payment from the Buyers in connection with the transactions contemplated by this Agreement. The Buyers shall indemnify and hold harmless the Sellers for any payment due to any broker or agent based on any agreement made by Buyers.

5.7 *Sellers' Representations and Warranties*. Buyers have not relied on or been induced to enter into this Agreement by any statement, representation or warranty other than those expressly set forth in Article 4 of this Agreement.

ARTICLE 6

GOVERNMENTAL CONSENTS

6.1 *FCC Application*.

(a) The assignments of the FCC Licenses as contemplated by this Agreement are subject to the prior consent and approval of the FCC. Prior to the Closing, Buyers shall not directly or indirectly control, supervise, direct, or attempt to control, supervise, or direct, the operation of the Station, and such operation, including complete control and supervision of all of the Station's programs, employees, and policies, shall be the sole responsibility of Sellers as the operator of the Station until the Closing, subject to the provisions of the Time Brokerage Agreement.

(b) Buyers and Sellers shall prepare and jointly file the FCC Applications within five (5) business days after the date of this Agreement. The Parties shall use commercially reasonable efforts to cause the FCC to accept the FCC Applications for filing as soon as practicable after such filing; provided, however, that neither Sellers nor Buyers shall have any obligation to satisfy any complainant or the FCC by taking any steps which would have a material adverse effect upon BHC, BIC, Licensee or Radio One, but neither the expense nor inconvenience to a Party of defending against a complainant or an inquiry by the FCC shall be considered a material adverse effect on such Party. Buyers and Sellers shall thereafter prosecute the FCC Applications in good faith and with all reasonable diligence and otherwise use their commercially reasonable efforts to obtain the grant of the FCC Applications as expeditiously as practicable. Neither Party will take any action that it knows, or reasonably believes, would disqualify the FCC Applications. If rehearing, reconsideration or judicial review is sought by a third party or by the FCC on its own motion with respect to the FCC Consent, Buyers and Sellers shall vigorously oppose such efforts for rehearing, reconsideration or judicial review; provided, however, that nothing herein shall be construed to limit either Party's right to terminate this Agreement pursuant to Article 11 (Termination Rights).

(c) Each Party shall bear one-half of the cost of the FCC filing fees for the FCC Applications. Each Party shall bear its own costs and expenses (including the legal fees and disbursements of its counsel) in connection with the preparation of the portion of the FCC Applications to be prepared by it and in connection with the processing and defense of the application.

(d) In the event that a court of competent jurisdiction or governmental, regulatory or administrative agency or commission pursues an order, decree or ruling or takes any other action that seeks to restrain, enjoin or otherwise prohibit the transactions contemplated by this Agreement, Buyers and Sellers shall each use commercially reasonable efforts to oppose and to prevent the issuance of such an order, decree or ruling; provided, however, that nothing herein shall be construed to limit either Party's right to terminate this Agreement pursuant to Article 11 (Termination Rights).

6.2 *HSR Filings*. If the Buyers and Sellers have not previously made the filings required under the HSR Act in connection with the transactions contemplated by this Agreement (which shall include a request for early termination of the waiting period thereunder) (the *"HSR Filings"*), the Parties shall, within five (5) business days after the date of this Agreement, make the HSR Filings following the execution of this Agreement. Buyers and Sellers will use their commercially reasonable efforts to obtain early termination of the waiting period under the HSR Act, and will promptly take all necessary and proper steps and respond to any requests for additional information, in order to comply with the requirements of the HSR Act; provided, however, that the Buyers will not be required to disclose financial information relating to Buyers' Affiliates to any governmental agency. Buyers agree to use commercially reasonable efforts to persuade any such governmental agency that any such Affiliate information should not be required. Expiration or termination of any applicable waiting period under the HSR Act is referred to herein as "*HSR Clearance*." Each party shall bear one-half of the cost of the HSR Filings. Each Party shall bear its own costs and expenses (including the legal fees and disbursements of its counsel) in connection with the preparation of its portion of the HSR Filings and in connection with the prosecution of such filings.

ARTICLE 7

COVENANTS

7.1 *Conduct of Business*.

(a) <u>Affirmative Covenants of Sellers</u>. Between the date of this Agreement and the Closing Date, subject to the Time Brokerage Agreement and except as expressly prohibited by this Agreement or with the prior written consent of Buyers, which consent shall not be unreasonably withheld, conditioned or delayed:

(i) Sellers shall promptly notify Buyers in writing if Sellers have Knowledge prior to the Closing of: (1) any representations or warranties contained in Articles 4 or 5 that are no longer true and correct in any material respect, (2) the occurrence of any event that would require any changes or amendments to the schedules and exhibits attached to this Agreement, or (3) the occurrence of any other event that violates any covenants, conditions or agreements to be complied with or satisfied by Sellers under this Agreement; provided, however, that no such notice shall qualify or otherwise limit in any way Sellers' representations, warranties, covenants or agreements herein;

(ii) Sellers will notify Buyers of supplements or amendments to the Schedule of Exceptions with respect to any matter arising after the date of this Agreement that would have been required to be set forth, provided, however, that any such supplements or amendments, shall not relieve Sellers of any liability for inaccuracy of any representation or warranty or Sellers' obligation to remedy any such inaccuracy in a timely manner.

(iii) Except as noted on Schedule 1.1(a), Sellers will comply in all material respects with all laws applicable to each Seller's use of the Assets and operate and maintain the Station and its operations in conformity with the FCC Licenses, the Communications Act, and the rules and regulations of the FCC;

(iv) Sellers will maintain the Assets in customary repair, maintenance and condition, except for wear and tear incurred in the ordinary course of business;

(v) Except as noted on Schedule 1.1(a), Sellers will maintain in full force and effect the FCC Licenses relating to the Station and the Assets and take any action necessary before the FCC, including the preparation and prosecution of applications for renewal of the FCC Licenses, if necessary, to preserve such licenses in full force and effect without material adverse change; and

(vi) Sellers will maintain in full force and effect reasonable property damage and liability insurance on the Assets in at least the amount provided for by the policies currently maintained by Sellers.

(b) <u>Negative Covenants</u>. Between the date of this Agreement and the Closing Date, subject to the Time Brokerage Agreement and except as expressly permitted by this Agreement or with the prior written consent of Buyers:

(i) Sellers will not terminate, modify or amend any Assumed Contract or commit to any act or fail to take any action that would cause a breach of any Assumed Contract except in the ordinary course of business consistent with past practice;

(ii) Neither Seller will create or permit any Lien on any of the Assets;

(iii) Neither Seller will sell, assign, lease or otherwise transfer or dispose of any of the Assets, except for the Assets consumed or disposed of in the ordinary course of business and which are replaced by the Sellers in the ordinary course of business with assets of equivalent or better functionality; and

(iv) Except as noted on Schedule 1.1(a), Sellers will not modify or amend, or seek to modify or amend, any of the FCC Licenses without Buyers' prior written consent, provided that Buyers shall not unreasonably withhold, condition or delay its consent if the modification is necessary for the Sellers to be in compliance with the Communications Act and such modification is not materially adverse to the interests of Buyers or the Station.

(c) <u>Affirmative Covenants of Buyers</u>. Buyers shall promptly notify Sellers in writing if Buyers have Knowledge prior to the Closing of: (i) any representations or warranties contained in Articles 4 or 5 that are no longer true and correct in any material respect, (ii) the occurrence of any event that would require any changes or amendments to the schedules or exhibits attached to this Agreement, or (iii) the occurrence of any other event that may result in a violation of any covenants, conditions or agreements to be complied with or satisfied by Buyers under this Agreement; provided, however, that no such notice shall qualify or otherwise limit in any way Buyers' representations, warranties, covenants or agreements herein.

7.2 *Access*. Between the date hereof and the Closing Date and during regular business hours (so long as it would not unreasonably interfere with the operations of Sellers), Sellers will afford BIC, its counsel, accountants, environmental consultants, appraisers and other advisers and representatives, upon reasonable advance notice, access to the Station and Real Property to review and inspect the Assets and the Station, to inspect and copy all Assumed Contracts, environmental and engineering studies and reports, and other documents and contracts relating to the Assets.

7.3 *No Inconsistent Action*. Between the date of this Agreement and the Closing, each Party shall use its commercially reasonable efforts to cause the fulfillment at the earliest practicable date of all of the conditions to the obligations of such Party to consummate the sale and purchase of the Station and shall take no actions which are inconsistent with its obligations under this Agreement or that would materially hinder or delay the consummation of the transactions contemplated by this Agreement. In particular, neither Party shall take any action that would jeopardize the FCC Licenses, result in its disqualification to hold the FCC Licenses, or in any way delay grant of the FCC Application or consummation of the transactions contemplated by this Agreement, and Buyers shall take no action which would impair their financial or other qualifications to consummate this transaction in accordance with its terms. Should either Party become aware of any such fact or circumstance, such Party shall promptly inform the other. In the event that the Upset Date is within ten (10) business days or less, and either Party is prepared to close the transaction contemplated by this Agreement and believes that all of the conditions precedent to the other Party's obligations to close the transaction have been fulfilled or waived by such Party, it may provide such Party written notice indicating the same, and the Party receiving notice shall, within five (5) business days following receipt thereof, either (i) indicate in writing its reasonable, good faith determination that one or more conditions precedent have not been fulfilled or waived, or (ii) complete the Closing by the Upset Date.

7.4 *Confidentiality*. Each Party shall keep confidential all information obtained by it with respect to the other Parties in connection with this Agreement, except where such information is known through other lawful sources or where its disclosure is required in accordance with applicable law, including requirements of the FCC pursuant to the FCC Applications. If the transactions contemplated hereby are not consummated for any reason, Buyers and Sellers shall return to each other, without retaining a copy thereof in any medium whatsoever, any schedules, documents or other written information, including all financial information, obtained from the other in connection with this Agreement and the transactions contemplated hereby.

7.5 *Further Assurances*. Sellers and Buyers shall cooperate and take such actions, and execute such other documents, at the Closing or thereafter, as may be reasonably requested by the other in order to carry out the provisions and purposes of this Agreement, including, for example, promptly advising each other of all communications relevant to the transactions contemplated by this Agreement received from the FCC after the date of this Agreement and furnishing each other with copies of all such written communications.

7.6 *Transition Efforts*. Subject to the provisions of the Time Brokerage Agreement, beginning at the Closing, Sellers shall use their respective reasonable best efforts to accomplish a timely, smooth, uninterrupted and organized transfer of the Assets. Sellers agree to remove all of its personnel from, and turn over quiet possession to Buyers of the Real Property pursuant to the Real Property Leases concurrently with the Closing.

7.7 *Press Releases*. The Sellers and the Buyers agree that, from the date hereof through the Closing Date, or, in the event this Agreement is terminated, for a period of one (1) year following termination, no public release or announcement concerning the transactions contemplated hereby shall be issued by either Party without the prior consent of the other Party, except as such release or announcement may be required by any law or the rules or regulations of the United States or any state therein, in which case the Party required to make the release or announcement shall, allow the other Party reasonable time to comment on such release or announcement in advance of such issuance. Notwithstanding the foregoing, Radio One may elect to issue a press release and/or an 8-K, or similar notification, announcing the transaction contemplated in this Agreement. Radio One will provide Buyers a copy thereof prior to issuance.

7.8 *FCC Authorizations*. Except as noted on Schedule 1.1(a), during the period prior to Closing, Sellers shall not cause or permit any modification of any FCC License without the Buyers' advance written consent, provided that Buyers shall not unreasonably withhold, condition or delay its consent if the modification is necessary for the Sellers to be in compliance with the Communications Act and such modification is not materially adverse to the interests of Buyers or the Station. Sellers shall use commercially reasonable efforts to correct any known technical deficiencies, errors or inconsistencies on the FCC Licenses, including those identified on Schedule 1.1(a), provided that resolution thereof will not be a condition to Closing.

7.9 *Consents; Benefit of Agreements*. The Sellers shall use commercially reasonable efforts (but the Sellers shall not be required to make any payment except in connection with the FCC Consents) to obtain all consents and approvals required for the assignment of the Assumed Contracts and an estoppel certificate from the lessor under the Real Property Leases (if consent to assignment is required thereunder), but no such consents or estoppel certificates are conditions to Closing except for the Required Consents (defined below). Receipt of consent to assign to Buyers the Station's main tower lease and studio site lease marked with an asterisk (*) on Schedule 1.1(b), and estoppel certificates reasonably acceptable to BIC and Radio One in connection therewith, is a condition precedent to Buyers' obligation to close under this Agreement, if consent to assignment is required thereunder (the "***Required Consent***"). Subject to the foregoing, if, with respect to any lease, commitment or agreement to be assigned to BIC, a required consent to the assignment is not obtained, the Sellers shall use commercially reasonable efforts to keep it in effect and give the Buyers the benefit of it to the same extent as if it had been assigned, and the Buyers shall perform the Sellers' obligations under the agreement relating to the benefit obtained by the Buyers. Nothing in this Agreement shall be construed as an attempt to assign any agreement or other instrument that is by its terms non-assignable without the consent of the other party.

ARTICLE 8

CONDITIONS PRECEDENT

8.1 *To Buyers' Obligations Regarding Closing*. The obligations of Buyers hereunder to complete the Closing are subject to the satisfaction or to the waiver by Buyers in their sole discretion (except for Sections 8.1(c) and 8.1(d) below, which may not be waived), at or prior to the Closing Date, of each of the following conditions:

(a) Representations, Warranties and Covenants.

(i) All representations and warranties made by the Sellers shall be true and correct in all material respects (except any that are already qualified by materiality, which shall be true and correct in all respects, and except as otherwise expressly permitted by this Agreement) on and as of the Closing Date as if made on and as of that date, except those made as of a specific date, which shall have been true and correct on and as of such date.

(ii) All of the terms, covenants and conditions to be complied with or performed by each of the Sellers under this Agreement on or prior to the Closing Date shall have been complied with or performed by each of the Sellers in all material respects.

(b) No Injunction. No order of any court or administrative agency shall be in effect which restrains or prohibits the transactions contemplated by this Agreement in accordance with its terms.

(c) FCC Consents. The FCC Consents relating to the Station shall have been obtained without the imposition of any condition materially adverse to Buyers or the Station except those that are customary in the assignment of FCC Licenses generally; provided that if a petition to deny or other third-party objection is filed by any person with the FCC prior to the Closing Date, and such petition or objection is not withdrawn as of such date and in the reasonable judgment of the Buyers' counsel such petition or objection would reasonably be expected to result in a reversal or rescission of the FCC Consents, then the Buyers' obligation to effect the Closing will be subject to the further condition that the FCC Consents shall have become a Final Order.

(d) HSR Act. The HSR Clearance shall have been received.

(e) Real Property Lease. The Real Property Lease for the Station's main transmitter shall have been extended or a new lease obtained on terms that are reasonably acceptable to Buyers. The Parties hereby agree that reasonably acceptable terms for such extension or new lease shall mean at least an additional 5 years, at fair market terms and lease rates.

(f) Deliveries. Sellers shall have made all deliveries required under Section 9.1.

8.2 *To Sellers' Obligations*. The obligations of each of the Sellers hereunder to complete the Closing are subject to the satisfaction or to the waiver by Sellers in their sole discretion (except for Sections 8.1(c) and 8.1(d) below, which may not be waived), at or prior to the Closing Date, of each of the following conditions:

(a) Representations, Warranties and Covenants.

(i) All representations and warranties made by Buyers in this Agreement shall be true and correct in all material respects (except any that are already qualified by materiality, which shall be true and correct in all respects, and except as otherwise expressly permitted by this Agreement) on and as of the Closing Date as if made on and as of that date, except those made as of a specific date, which shall have been true and correct on and as of such date.

(ii) All of the terms, covenants and conditions to be complied with or performed by Buyers under this Agreement on or prior to the Closing Date shall have been complied with or performed by Buyers in all material respects.

(b) No Injunction. No order of any court or administrative agency shall be in effect which restrains or prohibits the transactions contemplated by this Agreement in accordance with its terms.

(c) FCC Consents. The FCC Consents relating to the Station shall have been obtained without the imposition of any condition materially adverse to Buyers except those that are customary in the assignment of FCC licenses generally.

(d) HSR Act. The HSR Clearance shall have been received.

(e) Deliveries. Buyers shall have made all the deliveries required under Section 9.2 and shall have paid the applicable Purchase Price as provided in Section 2.1.

ARTICLE 9

DOCUMENTS TO BE DELIVERED AT THE CLOSING

9.1 *Documents to be Delivered by Sellers*. At the Closing, Sellers shall deliver to Buyers the following:

(a) Copies of resolutions of each Seller authorizing the execution, delivery and performance of this Agreement by each Seller and the consummation of the transactions contemplated hereby, and copies of each Seller's formation documents, in each case certified on behalf of each Seller by a duly authorized officer of each such Seller, as being true, correct, in full force and effect and complete as of the Closing Date;

(b) A certificate for each Seller, dated as of the Closing Date, executed by an officer of each Seller, certifying on behalf of each Seller that the closing conditions specified in Section 8.1(a) have been satisfied;

(c) Duly executed instruments of conveyance and transfer effecting the sale, transfer, assignment and conveyance of the Assets to Buyers as contemplated herein, including the following:

(i) assignment by Licensee of the FCC Licenses;

(ii) a bill of sale from Sellers for all Personal Property;

(iii) assignments of Sellers' rights under the Assumed Contracts;

(d) Any state or local filing forms, if any, required in connection with transfer of the Real Property Leases, to the extent Sellers are required to execute any such forms;

(e) Duly executed UCC releases, mortgage terminations or other similar documents or instruments required to transfer the Assets free and clear of Liens;

(f) Copies of all Required Consents; and

(g) Such other documents, information, certificates and materials as may be required by this Agreement.

9.2 *Documents to be Delivered by Buyers*. At the Closing, Buyers shall deliver to Sellers the following:

(a) Copies of resolutions of each Buyer authorizing the execution, delivery and performance of this Agreement by each Buyer and the consummation of the transactions contemplated hereby, and copies of each Buyer's formation documents, in each case certified on behalf of each Buyer by a duly authorized officer of each Buyer, as being true, correct, in full force and effect and complete as of the Closing Date;

(b) A certificate for each Buyer, dated as of the Closing Date, executed on behalf of each Buyer by a duly authorized representative of each Buyer, certifying that the closing conditions specified in Section 8.2(a) have been satisfied;

(c) Assumption of Sellers' obligations under the Assumed Contracts;

(d) The Purchase Price in immediately available wire transferred federal funds as provided in Section 2.1;

(e) Such other documents, information, certificates and materials as may be required by this Agreement.

ARTICLE 10

INDEMNIFICATION

10.1 *Sellers' Indemnities*. From and after the Closing, Sellers shall indemnify, defend, and hold harmless the Buyers and their Affiliates, and their respective shareholders, directors, officers, employees, and representatives from and against, and reimburse them for, all claims, damages, liabilities, losses, costs and expenses, including interest, penalties, court costs and reasonable attorneys' fees and expenses (each, a "*Loss*" and together, "*Losses*"), resulting from:

(a) Any breach, misrepresentation, failure or omission to perform, or other violation by either Seller of any of its respective representations, warranties, covenants or agreements in this Agreement or in any certificate, document or instrument delivered by Sellers to Buyers under this Agreement;

(b) Any third-party claims brought against any Buyer or any of its Affiliates to the extent attributable to Sellers' operation of the Station prior to the Closing; or

(c) Any liability or obligation of any Seller not assumed by any Buyer under this Agreement, including any liabilities arising at any time under any contract or agreement not included in the Assumed Contracts.

10.2 *Buyers' Indemnities*. From and after the Closing, Buyers shall indemnify, defend and hold harmless each of the Sellers and its Affiliates, and their respective shareholders, members, directors, officers, employees, and representatives, and the successors and assigns of any of them, from and against, and reimburse them for, all Losses resulting from:

(a) Any breach, misrepresentation, failure or omission to perform, or other violation by either Buyer of any of its representations, warranties, covenants or agreements in this Agreement or in any certificate, document or instrument delivered by Buyers to Sellers under this Agreement;

(b) Any third-party claims brought against any Seller or any of its Affiliates to the extent attributable to Buyers' operation of the Station or use of the Assets following the Closing; or

(c) Any liability or obligation assumed by any Buyer under this Agreement, including any liabilities arising after Closing under the Assumed Contracts.

10.3 *Procedure for Indemnification*. The procedure for indemnification shall be as follows:

(a) The Party seeking indemnification under this Article 10 (the "*Claimant*") shall give notice to the Party from whom indemnification is sought (the "*Indemnitor*") of any Loss, reasonably specifying (i) the factual basis for the Loss; and (ii) the amount of the Loss if then known. If the Loss relates to an action, suit or proceeding filed by a third party against Claimant, notice shall be given by Claimant within fifteen (15) business days after written notice of the action, suit or proceeding was given to Claimant. In all other circumstances, notice shall be given by Claimant within sixty (60) days after Claimant becomes aware of the facts giving rise to the Loss. Notwithstanding the foregoing in this paragraph, delay or failure to timely give notice of a Loss shall not affect or limit the Indemnitor's obligation to indemnify hereunder except to the extent that the Indemnitor is prejudiced by such delay or failure.

(b) The Claimant shall make available to Indemnitor and/or its authorized representatives the information relied upon by the Claimant to substantiate the Loss.

(c) With respect to any Loss resulting from a claim by a third party as to which the Claimant is entitled to indemnification hereunder, the Indemnitor shall, without prejudice to its rights to contest the obligation to indemnify, defend against the claim with counsel reasonably acceptable to Claimant, and the Claimant shall cooperate fully with the Indemnitor, subject to reimbursement for reasonable expenses incurred by the Claimant as the result of a request by the Indemnitor. The Claimant shall have the right to participate in the defense of the claim at its own expense. If the Indemnitor does not assume control of the defense of any third party claim, Claimant may, but shall have no obligation to, defend or settle such claim or litigation in such a manner as it deems appropriate, and in such event Indemnitor shall be bound by the results obtained by the Claimant with respect to the claim (by default or otherwise) and shall promptly reimburse Claimant for the amount of all expenses (including the amount of any judgment rendered), legal or otherwise, incurred in connection with such claim or litigation. The Indemnitor shall be subrogated to all rights of the Claimant against any third party with respect to any Loss for which indemnity was paid.

10.4 *Limitations*. The Indemnitor shall only be required to indemnify the Claimant under this Article 10 for breach of representations and warranties if: (i) Claimant's written notice of the Loss under this Article 10 is received by the Indemnitor within one (1) year following Closing (the "*Survival Period*"); (ii) the aggregate amount of Losses exceeds $200,000, after which the Claimant shall be entitled to recover, and the Indemnitor shall be obligated for, all Losses in excess of $100,000; and (iii) the aggregate amount of all Losses relating to all claims is less than $7,500,000; provided that the limitations set forth in subsection (i), (ii) and (iii) of this Section 10.4 shall not apply to Losses relating to a breach by Sellers of their representations in Section 4.1 (Organization and Standing), Section 4.2 (Authorization and Binding Obligation), Section 4.3 (Absence of Conflicting Agreements), or Section 4.5 (Station Licenses, but only as regards holding the FCC Licenses), though claims for Losses under such provisions may not be asserted beyond their applicable statute of limitation periods. In calculating the amount of Losses of a Claimant under this Article 10: (a) such Losses shall be reduced by any recovery from any third party (including insurance proceeds) as a result of the facts or circumstances giving rise to the Losses; and (b) Losses shall only include the Party's actual out-of-pocket costs and expenses and not any punitive, special, consequential (such as lost profits) or other indirect damages.

10.5 *Exclusive Remedies*. Buyers and Sellers acknowledge and agree that the foregoing indemnification provisions in this Article 10 shall be the exclusive remedy of Buyers and Sellers with respect to Losses after the Closing relating to the transactions contemplated by this Agreement. Buyers and Sellers further acknowledge and agree that the Closing under this Agreement, including any waiver of conditions to Closing, does not limit or waive in any respect any claim that Buyers or Sellers may have under this Article 10. Either Party may pursue injunctive relief to enforce covenants in the Agreement that survive the Closing and are supportable under applicable law.

ARTICLE 11

TERMINATION RIGHTS

11.1 *Termination*.

(a) In addition to other remedies available prior to Closing, this Agreement may be terminated by either Buyers or Sellers, if the Party seeking to terminate is not in material default or breach of this Agreement, upon written notice to the other, if:

(i) the other Party is in material breach of this Agreement and such breach has been neither cured within the cure period allowed under subsection (d) below nor waived by the Party giving such termination notice;

(ii) a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; or

(iii) the Closing has not occurred by April 1, 2009 (the "***Upset Date***").

(b) This Agreement may be terminated by mutual written consent of Buyers and Sellers.

(c) Buyers may terminate this Agreement by written notice to Sellers in the event that the U.S. Department of Justice, the U.S. Federal Trade Commission, or any other governmental agency, requires the disclosure of any financial information relating to any of Buyer's Affiliates in connection with this transaction. Buyers agree to use reasonable efforts to persuade any such government agency that any such required Affiliate information should not be required prior to exercising this right of termination.

(d) If either Party believes the other to be in breach or default of this Agreement, the non-defaulting Party shall, prior to exercising its right to terminate under Section 11.1(a)(i), provide the defaulting Party with notice specifying in reasonable detail the nature of such breach or default. Except for a failure to pay the Purchase Price or the failure to complete the Closing, the defaulting Party shall have thirty (30) days, from receipt of such notice to cure such default. If the cure period set forth in the previous sentence would extend beyond the Upset Date, then notwithstanding the definition of Upset Date set forth in Section 11.1(a)(iii) hereof, the term Upset Date shall mean the date one business day after the 30-day period.

11.2 *Payment of Escrow Amount*. The Escrow Amount shall be promptly released from escrow upon termination of this Agreement under this Article 11 and delivered as follows:

(a) to Sellers as liquidated damages in the event this Agreement is terminated by Sellers pursuant to Section 11.1(a)(i); or

(b) to Buyers in the event this Agreement is terminated due to any other reason.

11.3 *Exclusive Remedies Upon Default*. The Parties agree that in the event the Sellers terminate this Agreement under Section 11.1(a)(i) above, Sellers' exclusive remedy shall be as set forth in Section 11.2(a) above. Buyers and Sellers agree that it would be impractical and extremely difficult to estimate the damages which Sellers may suffer as a result of a termination of this Agreement under the circumstances described in Section 11.2(a) above, and agree that the Escrow Amount represents a reasonable estimate of the total net detriment that Sellers would suffer under such circumstances and shall be the full, agreed and liquidated damages for termination under such circumstances. In the event of failure or threatened failure by Sellers to comply with the terms of this Agreement at Buyers' election, in addition to any other remedy available to it, Buyers shall be entitled to an injunction restraining such failure or threatened failure and, subject to obtaining any necessary FCC consent, to enforcement of this Agreement by a decree of specific performance requiring compliance with this Agreement, in each case without the necessity of showing economic loss or other actual damage and without any bond or other security being required.

11.4 *Other Effects of Termination*. The following sections shall survive the termination of this Agreement pursuant to this Article 11: 7.4 (Confidentiality), 7.7 (Press Releases), 11.3 (Exclusive Remedies Upon Default), 11.4 (Other Effects of Termination), and the provisions in Article 12 (Other Provisions) and Article 13 (Definitions) that by their terms would survive termination.

ARTICLE 12

OTHER PROVISIONS

12.1 *Survival of Representations, Warranties and Covenants*. Each Party's representation and warranties shall survive the Closing and continue until the end of the Survival Period, provided that those Sections cited as not being subject to the Survival Period shall continue for the duration of their applicable statute of limitation periods. Each party's covenants and agreements hereunder shall survive Closing and continue until performed.

12.2 *Transfer Taxes and Expenses*. All recordation, transfer, documentary fees, and sales taxes, if any, imposed on this transaction shall be paid one-half by Buyers and one-half by Sellers. Except as otherwise provided in this Agreement, each Party shall be solely responsible for and shall pay all other costs and expenses (including attorney and accounting fees) incurred by it in connection with the negotiation, preparation and performance of and compliance with the terms of this Agreement.

12.3 *Benefit and Assignment*. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and assigns. Neither Buyers nor either Seller may assign its rights or delegate its obligations under this Agreement without the prior written consent of the other Party, except that either Buyers may assign the Agreement in whole or in part to one or more of its Affiliates, provided that it shall not be released thereby. Except as expressly provided in this Agreement, this Agreement is not intended to, nor shall it, create any rights in any person other than the Parties.

12.4 *Additional Documents*. The Parties agree to execute, acknowledge and deliver, before, at or after the Closing Date, such further instruments and documents as may be reasonably required to implement, consummate and effectuate the terms of this Agreement.

12.5 *Entire Agreement; Schedules; Amendment; Waiver*. This Agreement and the exhibits and schedules hereto and thereto and the Time Brokerage Agreement embody the entire agreement and understanding of the Parties hereto and supersede any and all prior agreements, arrangements and understandings relating to the matters provided for herein. Any matter that is disclosed in a schedule hereto shall be deemed to have been included in other pertinent schedules, notwithstanding the omission of an appropriate cross-reference. No amendment, waiver of compliance with any provision or condition hereof or consent pursuant to this Agreement shall be effective unless evidenced by an instrument in writing signed by the Party against whom enforcement of any waiver, amendment or consent is sought. No failure or delay on the part of Buyers or Sellers in exercising any right or power under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power.

12.6 *Headings*. The headings set forth in this Agreement are for convenience only and shall not control or affect the meaning or construction of the provisions of this Agreement.

12.7 *Computation of Time*. If after making computations of time provided for in this Agreement, a time for action or notice falls on Saturday, Sunday or a federal holiday, then such time shall be extended to the next business day.

12.8 *Governing Law*. The construction and performance of this Agreement shall be governed by the laws of the District of Columbia without regard to any choice or conflicts of law provision or rule (whether of the District of Columbia or any other jurisdiction).

12.9 *Attorneys' Fees*. In the event of any dispute between the Parties to this Agreement, Sellers or Buyers, as the case may be, shall reimburse the prevailing Party for its reasonable attorneys' fees and other costs incurred in enforcing its rights or exercising its remedies under this Agreement. Such right of reimbursement shall be in addition to any other right or remedy that the prevailing Party may have under this Agreement.

12.10 *Severability*. If any term or provision of this Agreement or the application thereof to any person or circumstance shall, to any extent, be held invalid or unenforceable, the remainder of this Agreement, or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each such term and provision of this Agreement shall be valid and be enforced to the fullest extent permitted by law.

12.11 *Notices*. Any notice, demand or request required or permitted to be given under this Agreement shall be in writing and shall be addressed to the following addresses or to such other address as any Party may request:

If to either of the Buyers:	Bonneville International Corporation
	55 North Third West, 8th Floor
	Salt Lake City, Utah 84180
	Attention: Bruce Reese, President & CEO
	Telephone: 801-575-7565
	Telecopier: 801-575-7567
with a copy to:	Bonneville International Corporation
	55 North Third West, 8th Floor
	Salt Lake City, Utah 84180
	Attn: General Counsel
	Telephone: 801-575-7517
	Telecopier: 801-575-7509

<table>
<tr><td>with a copy to:</td><td>Bonneville Holding Company</td></tr>
<tr><td></td><td>50 E. North Temple, 14th Floor
Salt Lake City, Utah 84150
Attention: Craig L. Christensen
Telephone: 801-240-1237</td></tr>
<tr><td>with a copy to:</td><td>Boyd J. Black, Esq.</td></tr>
<tr><td></td><td>Second Floor, West Wing
50 East North Temple
Salt Lake City, Utah 84150
Telecopier: 801-240-6235</td></tr>
<tr><td>with a copy to:</td><td>Kirton & McConkie, PC</td></tr>
<tr><td></td><td>60 E. South Temple, Suite 1800
Salt Lake City, Utah 84111
Attention: Randy K. Johnson
Telephone: 801-328-3600
Telecopier: 801-321-4893</td></tr>
<tr><td>If to either of the Sellers:</td><td>Radio One, Inc.</td></tr>
<tr><td></td><td>5900 Princess Garden Parkway
7th Floor
Lanham, Maryland 20706
Attn: Linda Vilardo, Chief Administrative Officer
Telephone: 301-429-2646
Telecopier: 301-429-3502</td></tr>
<tr><td></td><td>Radio One, Inc.
5900 Princess Garden Parkway
5th Floor
Lanham, Maryland 20706
Attention: General Counsel
Telecopier: 301-306-9638</td></tr>
<tr><td>with a copy to:</td><td>Wiley Rein LLP</td></tr>
<tr><td></td><td>1776 K Street, NW
Washington, DC 20006
Attention: Brook A. Edinger, Esq.
Telephone:202-719-7279
Telecopier:202-719-7049</td></tr>
</table>

Any such notice, demand or request shall be deemed to have been duly delivered and received (a) on the date of personal delivery, (b) on the date of transmission if sent by facsimile, (c) on the date of receipt if mailed by registered or certified mail, postage prepaid and return receipt requested, or (d) on the date of a signed receipt if sent by an overnight delivery service.

Casualty. The risk of loss, damage or destruction to the Assets shall be on Sellers prior to Closing and on Buyers thereafter. If, prior to the Closing, any material portion of the Assets shall be damaged or destroyed by fire or other casualty (collectively, "*Casualty*"), Sellers shall deliver to Buyers written notice ("*Casualty Loss Notice*") of such Casualty together with Sellers' determination as to whether the damage constitutes a Material Damage. Buyers and Sellers shall cooperate to repair or replace the Assets affected by such Casualty as promptly as practicable in a manner reasonably acceptable to both Buyers and Sellers, provided that the cost of such repairs or replacement shall be borne by Sellers. For the purposes of this Section 12.12 only, "*Material Damage*" shall mean damage to the Assets which is of such nature that the cost of restoring the same to their condition prior to the Casualty will, in Sellers' reasonable determination, exceed $5,000,000, whether or not such damage is covered by insurance, or any damage which would reduce the value of either the Assets by $5,000,000 or more. If, prior to the Closing, the Assets sustain Material Damage by a Casualty, Buyers may, at Buyers' option, terminate this Agreement by delivering written notice thereof to Sellers within fifteen (15) business days after Buyers' receipt of the Casualty Loss Notice. If the Assets shall be damaged by a Casualty which is not a Material Damage, or if the Assets sustain Material Damage by a Casualty, but the Buyers elect not to terminate the Agreement as a result thereof, then the parties shall proceed to the Closing and the Sellers shall (at the Closing) assign to Buyers all of Sellers' rights in and to any insurance proceeds which may become available as a result of the Casualty at issue, and Sellers shall remain obligated to pay any deductible relating to the claim. If Buyers elect to terminate this Agreement under this Section 12.12, the entire Escrow Amount and all interest thereon shall be promptly returned to Buyers, and thereafter neither party shall have any further rights or obligations hereunder, except as otherwise specifically provided in this Agreement.

12.12 ***Counterparts***. This Agreement may be executed in one or more counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument.

12.13 ***Facsimile or PDF Signatures***. The Parties agree that transmission to the other Party of this Agreement with its facsimile or electronic "pdf" signature shall bind the Party transmitting this Agreement thereby in the same manner as if such Party's original signature had been delivered. Without limiting the foregoing, each Party who transmits this Agreement with its facsimile or "pdf" signature covenants to deliver the original thereof to the other Party as soon as possible thereafter.

ARTICLE 13

DEFINITIONS

13.1 *Defined Terms*. Unless otherwise stated in this Agreement, the following terms when used herein shall have the meanings assigned to them below (such meanings to be equally applicable to both the singular and plural forms of the terms defined).

"*Accounts Receivable*" shall have the meaning set forth in Section 1.2(b).

"*Affiliate*" shall mean, with respect to any specified Person, another Person indirectly controls, is controlled by, or is under common control Person.

"*Agreement*" shall mean this Asset Purchase Agreement.

"*Assets*" shall have the meaning set forth in Section 1.1.

"*Assumed Contracts*" shall have the meaning set forth in Section 1.1(d).

"*BHC*" shall have the meaning set forth in the preamble to this Agreement.

"*BIC*" shall have the meaning set forth in the preamble to this Agreement.

"*Buyers*" shall have the meaning set forth in the preamble to this Agreement.

"*Casualty*" shall have the meaning set forth in Section 12.12.

"*Casualty Loss Notice*" shall have the meaning set forth in Section 12.12.

"*Claimant*" shall have the meaning set forth in Section 10.3(a).

"*Closing*" and "*Closing Date*" shall have the meaning set forth in Section 3.1.

"*Code*" shall mean the Internal Revenue Code of 1986, as amended, and the regulations thereunder, or any subsequent legislative enactment thereof, as in effect from time to time.

"*Communications Act*" shall have the meaning set forth in Section 5.5.

"*Environmental Laws*" shall have the meaning set forth in Section 4.12(a).

"*FCC*" shall have the meaning set forth in the recitals to this Agreement.

"*FCC Applications*" shall mean the application or applications that Sellers and Buyers must file with the FCC requesting its consent to the assignment of the FCC Licenses from Licensee to BHC.

"*FCC Consents*" shall mean the action or actions by the FCC granting the FCC Applications.

"*FCC Licenses*" shall have the meaning set forth in Section 1.1(a).

"*HSR Act*" shall have the meaning set forth in Section 1.4.

"*HSR Filings*" shall have the meaning set forth in Section 6.2.

"*Hazardous Substances*" shall have the meaning set forth in Section 4.12(b).

"*Indemnitor*" shall have the meaning set forth in Section 10.3(a).

"*Intellectual Property*" shall mean trade names, trademarks, service marks, copyrights, patents, jingles, slogans, symbols, logos, formats, programming materials and concepts, on air copy, on air talent concepts, telephone numbers, internet addresses, email addresses, universal resource locators (URLs), websites and domain names, web-site content, inventions, and any other proprietary material, process, trade secret, trade dress or trade rights, and all use rights and registrations, applications and licenses for any of the foregoing, including the Station's call letters and all rights to use or refer to "100.3" as a dial position or frequency of the Station, including any variations thereof.

"**Knowledge**" shall mean, (i) in the case of Radio One, the actual knowledge, after reasonable inquiry, of the President and Chief Executive Officer, the Executive Vice President and Chief Financial Officer, Business Manager, Station Manager, or the Station's local engineer, (ii) in the case of Licensee, the actual knowledge, after reasonable inquiry, of the President and Chief Executive Officer or the Executive Vice President and Chief Financial Officer, Business Manager, Station Manager, or the Station's local engineer, (iii) BIC, the actual knowledge, after reasonable inquiry, of the President and Chief Executive Officer or the Chief Financial Officer, and (iv) in the case of BHC, the actual knowledge, after reasonable inquiry, of the President, Chief Executive Officer or the Chief Financial Officer.

"**Licensee**" shall have the meaning set forth in the preamble to this Agreement.

"**Liens**" shall mean mortgages, deeds of trust, liens, security interests, pledges, collateral assignments, condition sales agreements, leases (other than Assumed Contracts), encumbrances, claims or other defects of title, but shall not include (i) liens for current taxes not yet due and payable, or (ii) in respect of the Real Property, any defects in title or other matters that do not materially adversely affect the value, marketability or continued use of the Real Property, in each instance based on how the Real Property is currently used by Sellers.

"**Loss**" or "**Losses**" shall have the meaning set forth in Section 10.1

"**Material Damage**" shall have the meaning set forth in Section 12.12.

"**Operational Commencement Date**" shall have the meaning set forth in Section 1.4.

"**Party**" or "**Parties**" shall have the meaning set forth in the preamble.

"**Person**" shall mean an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

"**Personal Property**" shall have the meaning set forth in Section 1.1(c).

"**Proration Amount**" shall have the meaning set forth in Section 2.3(a).

"**Proration Dispute Notice**" shall have the meaning set forth in Section 2.3(c).

"**Proration Notice**" shall have the meaning set forth in Section 2.3(c).

"**Purchase Price**" shall have the meaning set forth in Section 2.1.

"**Radio One**" shall have the meaning set forth in the preamble to this Agreement.

"**Real Property**" shall have the meaning set forth in Section 1.1(b).

"**Real Property Lease**" *and* "**Real Property Leases**" shall have the meanings set forth in Section 1.1(b).

"**Sellers**" shall have the meaning set forth in the preamble to this Agreement.

"**Station**" shall have the meaning set forth in the recitals to this Agreement.

"**Survival Period**" shall have the meaning set forth in Section 10.4.

"**Tax**" shall mean all federal, state, local and foreign taxes including, without limitation, income, gains, transfer, unemployment, withholding, payroll, social security, real property, personal property, excise, sales, use and franchise taxes, levies, assessments, imposts, duties, licenses and registration fees and charges of any nature whatsoever, including interest, penalties and additions with respect thereto and any interest in respect of such additions or penalties.

"**Tax Return**" shall mean any return, filing, report, declaration, questionnaire or other document required to be filed for any period with any taxing authority (whether domestic or foreign) in connection with any Taxes (whether or not payment is required to be made with respect to such document).

"**Time Brokerage Agreement**" shall have the meaning set forth in the recitals to this Agreement.

"**Upset Date**" shall have the meaning set forth in Section 11.1(a)(iii).

     13.2 Miscellaneous Terms. The term "or" is disjunctive; the term "and" is conjunctive. The term "shall" is mandatory; the term "may" is permissive. Masculine terms apply to females as well as males; feminine terms apply to males as well as females. The term "includes" or "including" is by way of example and not limitation.

[*signature page follows*]

12819290.1

IN WITNESS WHEREOF, the Parties hereto have caused this Asset Purchase Agreement to be duly executed as of the date first written above.

"Buyers"   **BONNEVILLE INTERNATIONAL CORPORATION,**
                                  a Utah Corporation

                                  By: Bruce Reese

                                  Its: President and Chief Executive Officer

                                  BONNEVILLE HOLDING COMPANY,
                                  a Utah non-profit corporation

                                  By: Bruce Reese

                                  Its: President and Chief Executive Officer

"Sellers"   **RADIO ONE, INC**.,
                                  a Delaware corporation

                                  By: Linda J. Vilardo

                                  Its: Executive Vice President and Chief Administrative Officer

                                  RADIO ONE LICENSES, LLC,
                                  a Delaware limited liability company

                                  By: Linda J. Vilardo

                                  Its: Executive Vice President and Chief Administrative Officer

NEWS RELEASE

March 24, 2008   Contact: Peter D Thompson, EVP and CFO
FOR IMMEDIATE RELEASE   (301) 429-4638
Washington, DC

RADIO ONE INC. ANNOUNCES THE SALE OF KRBV IN LOS ANGELES, CALIFORNIA AND BOARD APPROVAL OF STOCK REPURCHASES

Washington, DC: - Radio One, Inc. (NASDAQ: ROIAK and ROIA) today announced that it has entered into an Asset Purchase Agreement to sell KRBV – FM, its radio station in Los Angeles, California, to Bonneville International, the Salt Lake City based broadcast and communications company. The transaction price is approximately $137.5 million. The transaction is expected to close during the second quarter of 2008.

Alfred C. Liggins, III, Radio One's CEO and President stated, "This is an attractive transaction for Radio One, as it frees-up capital and management resources which can be re-deployed to execute our long-term strategy. We expect to use the proceeds from this transaction to reduce our leverage, accelerate our internet strategy and re-commence a limited buy-back of our securities." Rothschild Inc. acted as financial advisor to Radio One in connection with the transaction.

The Company also announced today that its Board of Directors has authorized a stock repurchase program for up to $150 million of Radio One's Class A and Class D common stock through December 31, 2009. The amount and timing of repurchases will be based on pricing, general economic and market conditions, certain restrictions contained in agreements governing Radio One's bank credit facilities and subordinated debt and certain other factors. The repurchase program does not obligate Radio One to repurchase any of its common stock and may be discontinued or suspended at any time.

Radio One, Inc. (www.radio-one.com) is one of the nation's largest radio broadcasting companies and the largest radio broadcasting company that primarily targets African-American and urban listeners. Pro forma for recently announced transactions, Radio One owns and/or operates 53 radio stations located in 16 urban markets in the United States. Additionally, Radio One owns Magazine One, Inc. (d/b/a Giant Magazine) (www.giantmag.com), interests in TV One, LLC (www.tvoneonline.com), a cable/satellite network programming primarily to African-Americans and Reach Media, Inc. (www.blackamericaweb.com), owner of the Tom Joyner Morning Show and other businesses associated with Tom Joyner.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to Radio One at the time of this release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond Radio One's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Radio One does not undertake to update any forward-looking statements.

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